EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2003	2004	2005	2006	2007	6/30/2008	6/30/2008
EARNINGS
Income Before Income Taxes, Minority Interest Expense and Equity Earnings	$142,199	$127,417	$114,341	$138,289	$87,333	$95,171	$21,949
Fixed Charges (as below)	67,012	58,094	55,808	63,242	79,435	84,908	46,497
Total Earnings	$209,211	$185,511	$170,149	$201,531	$166,768	$180,079	$68,446

FIXED CHARGES
Interest Expense	$64,105	$54,261	$50,089	$55,213	$60,619	$62,306	$34,412
Credit for Allowance for Borrowed Funds Used During Construction	608	312	1,198	2,208	9,795	13,581	7,574
Trust Dividends	(201)	(179)	(179)	(179)	(179)	(179)	(89)
Estimated Interest Element in Lease Rentals	2,500	3,700	4,700	6,000	9,200	9,200	4,600
Total Fixed Charges	$67,012	$58,094	$55,808	$63,242	$79,435	$84,908	$46,497

Ratio of Earnings to Fixed Charges	3.12	3.19	3.04	3.18	2.09	2.12	1.47